

www.richmont-mines.com

RICHMONT MINES INC.

REPORT TO THE SHAREHOLDERS

1

Three-Month Period Ended
March 31, 2005

For more information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec   Tel.: (514) 397-1410
Canada H3B 2C6   Fax: (514) 397-8620

info@richmont-mines.com   Listings: Toronto, AMEX

Ticker Symbol: RIC

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar figures are in Canadian dollars, unless otherwise stated.)

MONTREAL, April 29, 2005 – The management of Richmont Mines Inc. ("Richmont Mines" or "the Company") seeks, in this report, to outline the Company's highlights for the three-month period ended March 31, 2005. Equipped with adequate systems of internal accounting and administrative controls, management is able to provide reasonable assurance that the financial information presented in this report is relevant and reliable. The financial information presented here has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), and the currency employed, except where otherwise indicated, is the Canadian dollar. This report should be read in conjunction with Richmont Mines' 2004 annual report, the non-audited quarterly financial statements and the accompanying notes. The data on production are given according to the metric system, which is the method most commonly used in Canada. More information on Richmont Mines may be obtained from the Web sites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com).

Company Profile

Richmont Mines is a mining company registered on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX) under the symbol RIC. A producer of gold for almost 15 years, Richmont Mines focuses its activities on the development and operation of underground gold mines and on exploration in the Canadian provinces of Quebec, Ontario and Newfoundland. As at March 31, 2005, Richmont Mines owns one mine in operation, two advanced exploration projects, two gold mills and several exploration properties. A map showing the locations of these properties is presented in the brochure entitled "2004 Review – 2005 Outlook" and also at the Web site www.richmont-mines.com.

Overall performance

For the three-month period ended March 31, 2005, Richmont Mines posted net earnings of $100,547, or $0.01 per share, compared with a net loss of $1,122,160, or $0.07 per share, for the same period last year. Cash flow from operations before net change in non-cash working capital items and payment of asset retirement obligations was $1,073,056 for the first quarter of 2005, compared with $397,713 for the same quarter in 2004.

Summary of operating results for the first quarter of 2005

Beaufor Mine

For the first quarter of 2005, 65,916 tonnes of ore at an average recovered grade of 6.41 g/t were processed producing 13,589 ounces of gold compared to 53,240 tonnes of ore at an average recovered grade of 5.74 g/t processed for 9,817 ounces of gold produced in 2004. For the first quarter 2005, the total sales of the Beaufor Mine reached 12,133 ounces compared to 6,962 ounces for the same period in 2004. The rise in grades contributed to the reduction of the production cash cost. However, the rise in the Canadian dollar, which moved from an average of $0.77 in the first quarter of 2004 to $0.81 in the same period in 2005, lessened the impact of these savings. The production cash cost decreased at US$329 ($405) for the first quarter of 2005 from US$333 ($434) for the same period last year.

During the first quarter of 2005, the amount of $563,807 was invested in the Beaufor Mine, compared with $152,770 in the first quarter of 2004. Of this amount, $441,970 was invested in development for the driving of 515 metres of drifts, sublevels and raises. Richmont Mines also bought equipment in the amount of $121,837.

In 2005, Richmont Mines expects to extract 255,000 tonnes of ore from the Beaufor Mine at an average grade of 6.58 g/t, for an estimated total production of 54,000 ounces of gold.

(All dollar figures are in Canadian dollars, unless otherwise stated.)

Camflo Mill

In addition to the ore processed for the Beaufor Mine, 18,480 tonnes of ore were processed under custom-milling contracts in the first quarter of 2005, compared with 20,630 tonnes during the same period last year.

In 2005, Richmont Mines expects to perform custom milling on approximately 50,000 tonnes of ore, thus leaving the mill free to process ore coming from the East Amphi property, if a favourable decision to put this deposit into commercial production is made.

East Amphi

During the first quarter of 2005, Richmont Mines continued its advanced exploration work on the East Amphi property for an investment of $3,281,061. The main ramp was extended by 183 linear metres and reached a vertical depth of 200 metres. Moreover, the drivring of 730 metres of drifts and crosscuts was completed. A total of 6,418 metres of exploration drilling was achieved during the quarter. A drilling program of approximately 5,410 metres has begun in order to verify the extension of the zones at depth between the levels 200 and 450 (corresponding to 200 and 450 vertical metres) on a lateral distance of 275 metres. The information obtained during this exploration program will be integrated to an update of the deposit's reserves and resources and will allow Richmont Mines to make a decision on advancing the deposit into commercial production. This decision is expected for the end of the second quarter of 2005. If a favourable decision is made, the production could begin during the fourth quarter of this year and the annual investment for this property would be $10 million.

Island Gold

During the first quarter, Richmont Mines launched its major exploration program, estimated at $8 million for 2005. The amount of $1,794,945 was invested in the extension of the ramp by 181 metres and in 218 metres of driving for the ventilation drift, which work will be completed during the second quarter of 2005. Richmont Mines also intends to continue the extension of the ramp and to start drilling on the Island Zone. Richmont Mines expects to complete approximately 14,000 metres of drilling on this property during the year.

Richmont Mines has the right to acquire from Patricia Mining Corp. a 55% interest in the Island Gold project by advancing the project into production or by investing up to $10 million. Assuming that the Company will obtain positive results following the work planned, this deposit may go into production by the end of the second quarter of 2006.

Valentine Lake

During the first quarter of 2005, Richmont Mines planned an exploration program for the Valentine Lake property that totals 2,250 metres of drilling. Work will begin in the second quarter, and the primary objectives will be to establish the geometry, the lateral and depth extension of the Main and Northeast zones.

This exploration program is a continuation of the one completed in 2004, which totalled more than $1 million and yielded results indicating inferred resources of 1.3 million tonnes of ore at an average grade of 8.51 g/t, or 359,500 ounces of gold. The Company has the option to acquire from Mountain Lake Resources a 70% interest in the project by investing an additional amount of $1.5 million before October 31, 2007.

(All dollar figures are in Canadian dollars, unless otherwise stated.)

Operating results

Revenues

For the first quarter of 2005, revenues reached $7,364,652, compared with $7,194,587 in 2004.

Precious metals – For the first quarter of 2005, 12,440 ounces of gold produced at an average cash cost of US$321 were sold at an average price of US$428 ($526) and generated revenues of $6,541,133. These sales include 12,133 ounces from the Beaufor Mines and 307 ounces of post production from the Hammerdown Mine which closed in May 2004 as a result of the depletion of its ore reserves. During the first quarter of 2004, 12,183 ounces of gold produced at an average cash cost of US$329 were sold at an average price of US$416 ($542) and generated revenues of $6,608,467.

Other revenues – For the first quarter of 2005, other revenues totalled $823,519, compared with $586,120 for the same period in 2004. This increase is mainly attributable to revenues generated by activities related to custom milling at the Camflo Mill, which are listed under this heading.

Expenses

Operating cost – Operating expenses totalled $4,840,757 during the first quarter of 2005, whereas they were $5,114,812 for the same period in the previous year. This cost reduction is attributable primarily to the reduction in the average cash cost of production, which moved from $428 (US$329) in the first quarter of 2004 to $395 (US$321) in the first quarter of 2005. However, owing to the strength of the Canadian dollar relative to its American counterpart (the Canadian dollar was worth $0.77 in the first quarter of 2004 as compared with $0.81 for the same period in 2005), the variation between the average cash costs in American dollars is smaller.

For the first quarter of 2005, although revenues were generated by post production activities, no activity was performed at the Hammerdown Mine, whereas 15,049 tonnes of ore at an average recovered grade of 10.79 g/t were processed in the first quarter of 2004, yielding 5,221 ounces of gold.

For the three-month period ended March 31, 2005, at the Beaufor Mine, 58,845 tonnes of ore at an average recovered grade of 6.41 g/t were processed for total sales of 12,133 ounces of gold, compared with the 38,476 tonnes of ore at an average recovered grade of 5.63 g/t that were processed 2004, yielding 6,962 ounces of gold.

Royalties – Royalties paid during the first quarter of 2005 totalled $75,830, compared with $101,319 for the same period in 2004. This difference is attributable primarily to the fact that the Hammerdown Mine ceased production in May 2004 and that royalties in 2005 were paid only by Richmont Mines for its portion of ounces sold that came from the Beaufor Mine.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated.)

Custom milling – For the first quarter of 2005, Richmont Mines performed custom milling on 18,480 tonnes of ore. These activities represent expenses of $404,815 for the first quarter of 2005, whereas those expenses came to $231,085 in the same quarter of 2004. Note that the revenues from custom milling are reported in the caption "Other revenues" of the consolidated results.

Administration – For the three-month period ended March 31, 2005, administrative expenses were $695,309, compared with $1,225,276 for the same period in 2004. This decline is directly related to the reduction in the charge for stock-based compensation, which had been $526,332 higher in the first quarter of 2004.

Exploration and evaluation of projects – For the first quarter of 2005, Richmont Mines devoted the amount of $554,011 to exploration and to the evaluation of projects, compared with $840,883 for the same period in 2004. The difference can be explained largely by investments made in the Valentine Lake and Wasamac properties, which were higher in the first quarter of 2004 than in the first quarter of 2005.

At the Beaufor Mine, $200,692 were spent for exploration drilling during the quarter. During the same quarter in the previous year, Richmont Mines invested $249,047 to conduct similar work.

In the first quarter of 2005, the Company invested $168,275 in exploration on its other properties of which $137 772 was spent on the Cripple Creek Property, located in the Timmins Area, in Ontario. For the same period the previous year, $175,058 were invested. In addition, $166,815 went to the evaluation of projects, compared with $88,241 last year. During the course of the first quarter of 2004, Richmont Mines invested $162,941 at the Hammerdown Mine while any major amount was invested in 2005 because of the closure of the mine in May 2004.

Accretion expense of asset retirement obligations – This expense was $39,504 in the first quarter of 2005, compared with $43,221 for the same quarter in 2004. The production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment. The Company has reported the futur costs and the asset retirement obligations for the mining sites on the basis of management's estimate which may be subject to changes if the laws and regulations are changed or if new eventualities arise.

Depreciation and depletion – The amounts related to depreciation and depletion totalled $462,086 for the first quarter of 2005, compared with $912,734 for the same quarter in 2004. This difference is attributable to the decline in the average depreciation rate, which was $69 per ounce sold in the first quarter of 2004 and which is now $23 per ounce sold, as a result of the closure of the Hammerdown Mine, where the average depreciated amount had been $140 per ounce sold.

Mining and income taxes – For the three-month period ended March 31, 2005, mining and income taxes totalled $126,034, compared with a credit of $176,381 for the same period in 2004. This increase is attributable primarily to the earnings achieved in the first quarter of 2005, compared with the loss that the Company posted in the first quarter of last year.

Minority interest – In the consolidated results, the minority interest totalled $65,759 for the first quarter of 2005, compared with $23,798 for the first quarter of 2004. These amounts represent the share of earnings due to the minority shareholders of Louvem Mines Inc., in which Richmont Mines owns a 70% interest.

(All dollar figures are in Canadian dollars, unless otherwise stated.)

Net earnings

For the first quarter of 2005, the Company's net earnings were $100,547, or $0.01 per share, compared with a net loss of $1,122,160, or $0.07 per share, for the first quarter of 2004. These differences are due primarily to the increase in revenues and the reduction in expenses during the first quarter of 2005, compared with the same quarter in 2004.

Assets

The total assets of Richmont Mines increased from $56,193,554 as at December 31, 2004, to $57,033,619 as at March 31, 2005. The increase in assets came primarily from fixed assets, which rose from $23,803,718 as at December 31, 2004, to $29,070,979 as at March 31, 2005. This increase is attributable to investments in fixed assets made for the East Amphi and Island Gold properties which are in development and totalled $3,281,061 and $1,794,945, respectively. These investments contributed to the decline in cash and cash equivalents, which were $25,269,901 as at December 31, 2004, compared with $19,312,286 as at March 31, 2005.

Future mining and income taxes

Future tax liabilities rose from $1,490,336 as at December 31, 2004, to $2,124,581 as at March 31, 2005. This difference is attributable primarily to the reduction in tax balance, as the fiscal depreciation was higher than the accounting.

Shareholders' equity

Shareholders' equity totalled $45,026,803 as at March 31, 2005, compared with $45,411,525 as at December 31, 2004. The decline is largely attributable to fees of $309,735 related to the issue of flow-through shares in December 2004.

As at March 31, 2005, Richmont Mines had only 16,108,153 shares outstanding and 1,937,500 options under its stock-option purchase plan.

Cash flow from operations

Cash flow from operations before net change in non-cash working capital items and payments of asset retirement obligations rose from $397,713 for the first quarter of 2004 to $1,073,056 for the first quarter of 2005.

Cash flow used in investments

During the first quarter of 2005, Richmont Mines devoted investments in the amount of $3,281,061 to the exploration of the East Amphi property, compared with $1,255,518 during the same period in 2004. The work completed in 2005 is detailed in the section "Summary of operating results for the first quarter of 2005" under the heading "East Amphi".

Following the exercise of its option to acquire 55% of the Island Gold project, Richmont Mines invested $1,794,945 in the property to launch a major $8 million exploration program for the year in progress. The work completed in the first quarter of 2005 is detailed in the section "Summary of operating results for the first quarter of 2005" under the heading "Island Gold".

In addition, the amount of $563,807 was invested in fixed assets at the Beaufor Mine, while investments of $152,770 were made in the first quarter of 2004. The work completed in 2005 is detailed in the section "Summary of operating results for the first quarter of 2005" under the heading "Beaufor Mine". Other fixed assets totalled $89,534, compared with $118,216 last year.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated.)

Cash flow from (used in) financing activities

During the first quarter of 2005, the Company issued 10,000 shares as a result of the exercise of options, for an amount of $17,500, whereas it issued 187,000 shares during the first quarter of 2004, for total proceeds of $646,893. Through its share buyback program, Richmont Mines redeemed 71,500 common shares for a total of $329,148, compared with 38,500 common shares last year for a total of $227,200. In addition, Louvem Mines Inc., a subsidiary of Richmont Mines, redeemed 26,500 common shares under its share buyback program for an amount of $14,280, whereas it redeemed 38,300 common shares for an amount of $37,726 in the same period last year.

Cash, cash equivalents and short-term investments

Cash and cash equivalents were $19,312,286 as at March 31, 2005, compared with $25,269,901 as at December 31, 2004. Most of the funds spent served to finance investment activities, which rose to $5,822,147 in the first quarter of 2005, compared with $1,696,504 in the same quarter in 2004. Short-term investments were $902,700, compared with $809,900 as at December 31, 2004.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Readers should consult the Annual Report and the Company's Annual Information Form for more complete information on the primary risk factors to consider.

Auditors

The external auditors have not examined the present report from management and the financial statements for the three-month period ended March 31, 2005.

Commitments and contingency

In July 2001, Richmont Mines reached an agreement with the Quebec Ministry of Natural Resources entitling the Company to a total of $2.7 million in government assistance. Nevertheless, if the conditions stated below arise, the amount may become repayable in three equal payments of $900,000:

- The Beaufor Mine remains in production for the twelve months of each of the reference years, which begin on August 1 and end on July 31 in each of 2005, 2006 and 2007;

- The average price of gold for each of the reference years exceeds US$325 per ounce.

Since it was not possible to determine the amount of any such repayment as at March 31, 2005, no provision was recorded for this purpose.

In addition, the Company is subject to royalty payments on the output of the Beaufor Mine and also on certain other properties, if they enter commercial production.

(All dollar figures are in Canadian dollars, unless otherwise stated.)

Outlook for 2005

During the coming quarter, Richmont Mines expects to maintain the current rate of production at the Beaufor Mine so as to achieve total production of 60,000 ounces of gold for the year 2005, including 6,000 ounces of gold that may come from the East Amphi project in Quebec. Always upholding the goal of becoming an intermediate gold producer within three or four years, the Company will also continue the advanced exploration activities at the Island Gold property, located in Ontario, and its exploration programs planed for its other properties.

The budget for the second quarter allocates almost $6 million to exploration, which will be invested in the East Amphi, Island Gold and Valentine Lake projects. These investments will be funded from cash on hand. As at March 31, 2005, Richmont Mines holds cash, cash equivalents and short-term investments of $20,214,986, has no long-term debt and has working capital of $20,947,313. Richmont Mines has no short-term hedging contracts on gold or on currency.

Louis Dionne
President and Chief Executive Officer

FINANCIAL DATA

	Three-month period ended March 31	
	2005	2004
Results ($)		
Revenues	**7,364,652**	7,194,587
Net earnings (loss)	**100,547**	(1,122,160)
Cash flow from operations before net change in non-cash working capital	**1,073,056**	397,713
Results per share ($)		
Net earnings (loss)		
Basic	**0.01**	(0.07)
Diluted	**0.01**	(0.07)
Weighted average number of common shares outstanding	**16,165,226**	16,180,063
Average selling price of gold per ounce	**US$428**	US$416

	March 31, 2005	December 31, 2004
Financial position ($)		
Total assets	**57,033,619**	56,193,554
Working capital	**20,947,313**	25,925,031
Long-term debt	**-**	-

PRODUCTION AND SALES DATA

		Three-month period ended March 31		
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	**2005**	**13,589**	**12,133**	**US$329**
	2004	9,817	6,962	US$333
Hammerdown Mine	**2005**	**-**	**307**	**US$15**
	2004	5,396	5,221	US$323
Total	**2005**	**13,589**	**12,440**	**US$321**
	2004	15,213	12,183	US$329

2004 average exchange rate: US$1 = CAN$1.30
2005 estimated exchange rate: US$1 = CAN$1.23



CONSOLIDATED FINANCIAL STATEMENTS

For The Three-Month Period
Ended March 31, 2005

CONSOLIDATED STATEMENTS OF EARNINGS

| Three months ended March 31 | (in Canadian dollars) | |
| | **2005** | 2004 |
(Unaudited)	**$**	$
REVENUES		
Precious metals	**6,541,133**	6,608,467
Other revenues	**823,519**	586,120
	7,364,652	7,194,587
EXPENSES		
Operating costs	**4,840,757**	5,114,812
Royalties	**75,830**	101,319
Custom milling	**404,815**	231,085
Administration *(note 2)*	**695,309**	1,225,276
Exploration and evaluation of projects *(note 3)*	**554,011**	840,883
Accretion expense of asset retirement obligations	**39,504**	43,221
Depreciation and depletion	**462,086**	912,734
	7,072,312	8,469,330
EARNINGS (LOSS) BEFORE OTHER ITEMS	**292,340**	(1,274,743)
MINING AND INCOME TAXES	**126,034**	(176,381)
	166,306	(1,098,362)
MINORITY INTEREST	**65,759**	23,798
NET EARNINGS (LOSS)	**100,547**	(1,122,160)
NET EARNINGS (LOSS) PER SHARE		
Basic	**0.01**	(0.07)
Diluted	**0.01**	(0.07)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**16,165,226**	16,180,063

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

| Three months ended March 31 | (in Canadian dollars) | |
| | **2005** | 2004 |
(Unaudited)	**$**	$
BALANCE, BEGINNING OF PERIOD	**13,280,549**	13,252,364
Net earnings (loss)	**100,547**	(1,122,160)
Redemption of shares	**(201,163)**	(159,055)
BALANCE, END OF PERIOD	**13,179,933**	11,971,149

CONSOLIDATED BALANCE SHEETS

	(in Canadian dollars)	
	March 31, 2005	December 31, 2004
	$	$
	(Unaudited)	(Audited)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**19,312,286**	25,269,901
Short-term investments *(note 4)*	**902,700**	809,900
Accounts receivable	**4,003,707**	3,274,976
Inventories *(note 5)*	**1,996,998**	1,345,299
	26,215,691	30,700,076
PROPERTY, PLANT AND EQUIPMENT	**29,070,979**	23,803,718
FUTURE MINING AND INCOME TAXES	**1,746,949**	1,689,760
	57,033,619	56,193,554
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued charges	**5,041,332**	4,349,430
Mining and income taxes payable	**227,046**	425,615
	5,268,378	4,775,045
ASSET RETIREMENT OBLIGATIONS	**3,007,371**	2,967,867
MINORITY INTEREST	**1,606,486**	1,548,771
FUTURE MINING AND INCOME TAXES	**2,124,581**	1,490,336
	12,006,816	10,782,019
SHAREHOLDERS' EQUITY		
Capital stock *(note 6)*	**28,816,410**	29,236,630
Contributed surplus	**3,030,460**	2,894,356
Retained earnings	**13,179,933**	13,280,549
	45,026,803	45,411,535
Commitments *(note 7)*		
Contingency *(note 8)*		
	57,033,619	56,193,554

LE 25 AVRIL 2005   MINES RICHMONT INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

	(in Canadian dollars)	
Three months ended March 31	**2005**	2004
(Unaudited)	**$**	$
CASH FLOW FROM (USED IN)		
OPERATIONS		
Net earnings (loss)	**100,547**	(1,122,160)
Adjustments for:		
Depreciation and depletion	**462,086**	912,734
Stock-based compensation	**136,104**	662,436
Accretion expense of asset retirement obligations	**39,504**	43,221
Minority interest	**65,759**	23,798
Future mining and income taxes	**269,056**	(122,316)
	1,073,056	397,713
Net change in non-cash working capital items		
and payment of asset retirement obligations	**(880,861)**	(2,164,610)
	192,195	(1,766,897)
CASH FLOW USED IN		
INVESTMENTS		
Short-term investments	**(92,800)**	-
Security deposits	**-**	(170,000)
Property, plant and equipment – Beaufor Mine	**(563,807)**	(152,770)
Property in development East Amphi	**(3,281,061)**	(1,255,518)
Property in development Island Gold	**(1,794,945)**	-
Other investments	**(89,534)**	(118,216)
	(5,822,147)	(1,696,504)
CASH FLOW FROM (USED IN)		
FINANCING ACTIVITIES		
Issue of common shares	**15,765**	646,893
Redemption of common shares	**(329,148)**	(227,200)
Redemption of shares by a subsidiary	**(14,280)**	(37,726)
	(327,663)	381,967
Decrease in cash and cash equivalents	**(5,957,615)**	(3,081,434)
Cash and cash equivalents, beginning of period	**25,269,901**	29,083,879
Cash and cash equivalents, end of period	**19,312,286**	26,002,445

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2005 and 2004 (in Canadian dollars)

Richmont Mines Inc. (the « Company »), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1. Significant accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Administration

	2005 $	2004 $
General cost	559,205	562,840
Stock-based compensation (see Black & Scholes evaluation model note 6 c)	136,104	662,436
	695,309	1,225,276

3. Exploration and evaluation of projects

	2005 $	2004 $
Beaufor Mine	200,692	249,047
Hammerdown	283	162,941
Valentine Lake property	37,794	236,254
Wasamac property	1,276	143,289
Other properties	168,275	175,058
Evaluation of projects	166,815	88,241
	575,135	1,054,830
Exploration tax credit	(21,124)	(213,947)
	554,011	840,883

4. Short-term investments

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more than 90 days, but no longer than one year. The fair market value is $1,001,000 as at March 31, 2005 ($1,346,800 as at December 31, 2004).

Three months ended March 31, 2005 and 2004 (in Canadian dollars)

5. Inventories

	March 31, 2005	December 31, 2004
	$	$
		(Audited)
Precious metals	680,545	72,108
Ore	307,657	354,562
Supplies	1,008,796	918,629
	1,996,998	1,345,299

6. Capital stock

Authorized: Unlimited number of common shares, no par value

	March 31, 2005		December 31, 2004	
	Number of shares	Amount $	Number of shares	Amount $
			(Audited)	
Issued and paid: Common shares				
Balance, beginning of period	16,169,653	29,236,630	16,073,653	28,346,424
Issue of shares for cash a)				
Common	10,000	17,500	203,000	722,635
Accredited	-	-	110,000	770,000
Share issue costs	-	(309,735)	-	(218,339)
Redemption of shares b)	(71,500)	(127,985)	(217,000)	(384,090)
Balance, end of period	16,108,153	28,816,410	16,169,653	29,236,630

a) Issue of shares

During the three-month period ended March 31, 2005, the Company issued, through the exercise of stock options, 10,000 common shares for a cash consideration of $17,500. In 2004, the Company issued, through the exercise of stock options, 203,000 common shares and 110,000 flow-through shares from a private investment for a cash consideration of $705,650 and $770,000 respectively and has decreased the contributed surplus of an amount of $16,985, representing the fair value recorded in the books for the stock options that were exercised. Furthermore, share capital has been reduced by the future income tax expense related to the flow-through shares at the time of renouncement to the tax deductions.

The Company is committed, as per the flow-through shares agreement, to incur exploration expenses in Canada of $770,000 before December 31, 2005.

b) Redemption of shares

During the period, the Company redeemed 71,500 common shares for $329,148 in cash. In 2004, the Company redeemed 217,000 common shares for $1,088,001 in cash. Those transactions reduced retained earnings by $201,163 in 2005 and by $703,911 in 2004.

c) Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

Three months ended March 31, 2005 and 2004 (in Canadian dollars)

6. **Capital stock (continued)**

    c) **Stock Option Purchase Plan (continued)**

        A summary of the status, as at March 31, 2005 and as at December 31, 2004, of the Company's Stock Option Purchase Plan, and changes during the period and the year then ended, is presented below:

	March 31, 2005		December 31, 2004	
	Number of options	**Weighted average exercise price $**	Number of options	Weighted average exercise price $
			(Audited)	
Options outstanding, beginning of period	**1,842,500**	**4.29**	1,745,500	3.84
Granted	**120,000**	**5.00**	340,000	6.28
Exercised	**(10,000)**	**1.75**	(203,000)	3.48
Cancelled or expired	**(15,000)**	**5.00**	(40,000)	5.80
Options outstanding, end of period	**1,937,500**	**4.34**	1,842,500	4.29
Exercisable options, end of period	**1,560,500**	**4.17**	1,520,500	4.11

The following table summarizes information about the Stock Option Plan at March 31, 2005:

	Options outstanding at March 31, 2005			**Exercisable options at March 31, 2005**	
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $
$1.65 to $2.28	352,500	1.0	1.76	347,500	1.75
$3.10 to $4.42	295,000	2.6	3.84	184,000	3.60
$4.60 to $6.60	1,290,000	3.1	5.16	1,029,000	5.10
	1,937,500	**2.6**	**4.34**	**1,560,500**	**4.17**

During the three-month peirod ended March 31, 2005, the Company allocated 120,000 stock options (290,000 in 2004) to senior executives and management. The weighted average faire value of these stock options at the allocation date, calculated using the Black & Scholes option pricing model, is $2.26 ($3.23 in 2004). The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	March 31, 2005	March 31, 2004
Risk-free interest rate	**3.0%**	4.0%
Expected life	**4 years**	4 years
Expected volatility	**55%**	60%
Expected dividend yield	**0.0%**	0.0%

For the period ended March 31, 2005, the compensation cost recorded in expenses related to the grant of stock-based compensation for the benefit of employees is $136,104 ($662,436 in 2004). The same amounts were credited to contributed surplus for these allocations.

LE 25 AVRIL 2005   MINES RICHMONT INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three months ended March 31, 2005 and 2004 (in Canadian dollars)

6. **Capital stock (continued)**

   d) **Other stock purchase options**

	March 31, 2005		December 31, 2004	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
			(Audited)	
Options outstanding, end of period and exercisable	**100,000**	**2.00**	100,000	2.00

   As at March 31, 2005, the other 100,000 stock options have an exercise price of $2.00 and a weighted average remaining life of 0.1 year.

7. **Commitments**

   The Company is subject to pay royalties on the production of the Beaufor Mine and on that of other properties if they are brought into commercial production.

8. **Contingency**

   Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in earnings and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. This government assistance may become payable in three annual equal installments of $900,000 on July 31, 2005, 2006 and 2007, if the Beaufor mine is in operation during the last twelve months preceeding the date of the repayment and if the annual average daily price per ounce of gold on "AMFIX" at the London exchange is equal to or greater than US$325. It is not currently possible to determine the amount that may become payable and, accordingly, no amount is recorded in these financial statements.

9. **Comparative figures**

   Certain comparative figures provided for the period ended March 31, 2004 have been reclassified to conform with the presentation adopted for the period ended March 31, 2005.

LE 25 AVRIL 2005   MINES RICHMONT INC.

Three months ended March 31, 2005 and 2004 (in Canadian dollars)

10. Segmented information

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements:

| | Three months ended March 31, 2005 | | | |
	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	7,072,514	159,030	133,108	7,364,652
Mining operation and other expenses	5,358,857	5,534	691,824	6,056,215
Exploration and evaluation of projects	215,484	144,358	194,169	554,011
Depreciation and depletion	440,636	-	21,450	462,086
Earnings (loss) before other items	1,057,537	9,138	(774,335)	292,340
Acquisition of property, plant and equipment	653,341	-	5,076,006	5,729,347
Current assets	6,652,745	-	19,562,946	26,215,691
Property, plant and equipment	5,482,451	-	23,588,528	29,070,979
Future mining and income taxes	773,409	-	973,540	1,746,949
Total assets	12,908,605	-	44,125,014	57,033,619

| | Three months ended March 31, 2004 | | | |
	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	3,906,063	2,827,333	148,825	6,882,221
Mining operation and other expenses	3,077,671	2,202,688	1,204,268	6,484,627
Exploration and evaluation of projects	317,449	390,072	52,081	759,602
Depreciation and depletion	146,071	730,983	35,680	912,734
Earnings (loss) before other items	364,872	(496,410)	(1,143,204)	(1,274,742)
Acquisition of property, plant and equipment	178,437	-	1,348,067	1,526,504
December 31, 2004 *(audited)*				
Current assets	5,945,879	181,102	24,573,095	30,700,076
Property, plant and equipment	5,325,418	-	18,478,300	23,803,718
Future mining and income taxes	863,877	-	825,883	1,689,760
Total assets	12,135,174	181,102	43,877,278	56,193,554

Interim Certificates

I, Jean-Yves Laliberté, Vice President, Finance and Chief of Finance of Richmont Mines Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Richmont Mines Inc., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with the respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date: April 29, 2005

Jean-Yves Laliberté (signed)
Jean-Yves Laliberté, CA
Vice President, Finance and Chief of Finance

Interim Certificates

I, Louis Dionne, President and Chief Executive Officer of Richmont Mines Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Richmont Mines Inc., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with the respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date: April 29, 2005

Louis Dionne (signed)
Louis Dionne
President and Chief Executive Officer